United States securities and exchange commission logo





                             June 15, 2022

       Nipul Patel
       Chief Financial Officer
       Array Technologies, Inc.
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: Array Technologies,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended March 31, 2022
                                                            Form 8-K furnished
May 10, 2022
                                                            File No. 001-39613

       Dear Mr. Patel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Risk Factors
       Significant changes in the cost of raw materials could adversely affect our financial performance, page 20

   1. We note your risk factor indicating that significant changes in commodity prices could harm your business,
financial condition and results of operations which is also listed as a summary risk factor in
your 10-Q for the quarter ended March 31, 2022. We further note your MD&A discussion on
pages 47 and 50 of your 10-K concerning higher commodity
                                                        prices during 2021.
Please update this risk factor if recent commodity price changes have materially impacted
your operations. In this regard, identify the types of commodity price changes you have
experienced and how your business has been affected.
 Nipul Patel
FirstName  LastNameNipul
Array Technologies, Inc. Patel
Comapany
June        NameArray Technologies, Inc.
     15, 2022
June 15,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 55

2. We note your discussion of critical accounting estimates on page 55 and on page 41 of your 10-Q for the quarter ended March 31, 2022, that you believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Considering goodwill and other intangible assets comprises approximately 50% of your total assets, please tell us how you considered including a discussion of the significant estimates and assumptions associated with your impairment analysis in your critical accounting estimates disclosures. In this regard, please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item
         303(b)(3) of Regulation S-K.
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Goodwill, page F-18

3. Given the significant decline of your market capitalization and stock price, please tell us the factors utilized to determine impairment was not required. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why your quantitative analysis did not result in impairment given your net losses, negative cash
         flows, and stockholders    deficit. Tell us and consider disclosing
the percentages by which
         the estimated fair values exceed the carrying values at the date of the your impairment test. Lastly, tell us if you performed interim impairment testing during the three months ended March 31, 2022.
Revenue Recognition
Performance Obligations, page F-20

4. You indicate that revenue will be recognized when all the specific requirements for transfer of control under a bill-and-hold arrangement have been met. In this regard, please revise your disclosure to clarify the following:
             The substantive reasons for the bill-and-hold arrangements; Whether the products are separately identified since they belong to customers;
             Whether the products are ready for physical transfer to customers; and
             Whether you have the ability to use the products or direct them to other customers.
 Nipul Patel
FirstName  LastNameNipul
Array Technologies, Inc. Patel
Comapany
June        NameArray Technologies, Inc.
     15, 2022
June 15,
Page 3 2022 Page 3
FirstName LastName
         Refer to ASC 606-10-55-83 and advise.
10. Convertible Debt
Capped Call, page F-35

5. Please revise to disclose the significant terms of the capped call instruments including how the requirements for equity classification under ASC 815-40 were met. Your response and revised disclosure should include whether the agreements covering these instruments have any early termination or settlement provisions.
Form 10-Q for the Quarter Ended March 31, 2022

Exhibits 31, page 1

6. We note that the certifications under Item 601(b)(31) of Regulation S-K of the principal executive officer and principal financial officer are not in the proper form. Please amend your Form 10-Q to revise this certification to include the exact language prescribed by
         Item 601(b)(31) of Regulation S-K. Specifically, please revise the introductory language
         of paragraph 4 to refer to the certifying individual   s
responsibility for establishing and
         maintaining internal control over financial reporting in Exhibits 31.1 and 31.2.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of Potential Solar Module Supply Chain Disruptions, page 33

7.       We note your discussion of the Impact of Potential Solar Module Supply
Chain
         Disruptions and that the related investigation has created uncertainty and is expected to disrupt the solar panel supply chain in the near-term, which could negatively impact the global solar market and could have a material adverse effect on your business, financial condition and results of operations. We further note that on your Q1 2022 earnings call, you quantified an estimated impact to revenue for the remainder of 2022 for the related expected impact to your business. Revise to specify whether these challenges have materially impacted your historical results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Further, tell us your consideration for disclosing the respective future impacts as you quantified on your earnings call. Refer to Items 303(b)(1) and 303(b)(2) and of
         Regulation S-K.
8. In a related matter, we note your disclosure of impacts from commodity price increases and strained logistics, including those disclosed on page 39 and certain modification processes you described on page 35. Please revise to further discuss known trends or uncertainties resulting from these mitigation efforts undertaken for your supply chain disruptions including those you discussed on your earnings call. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
 Nipul Patel
Array Technologies, Inc.
June 15, 2022
Page 4
Form 8-K furnished May 10, 2022

Exhibit 99.1, page 1

9. The bullet points at the top of the page report adjusted basic and diluted net loss per share without presentation of the most directly comparable GAAP measure. Please revise to present basic and diluted net loss per share under GAAP with equal or greater prominence in accordance with Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of
         Regulation S-K.
10. In a related matter, please revise to include a reconciliation of net loss per share to adjusted net loss per share for each respective period in accordance with Item
         10(e)(1)(i)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameNipul Patel                                    Sincerely,
Comapany NameArray Technologies, Inc.
                                                                 Division of
Corporation Finance
June 15, 2022 Page 4                                             Office of
Manufacturing
FirstName LastName